SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                           Source Services Corporation

                                (NAME OF ISSUER)

                          Common Stock, $0.02 par value

                         (TITLE OF CLASS OF SECURITIES)

                                    836162107

                                  CUSIP NUMBER

                                      N/A

            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/  Rule 13d-1(b)
     / /  Rule 13d-(c)
     / /  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 836162107

1.   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marine Midland Bank as independent fiduciary of the Source Services Corporation 401(k) and Profit Sharing Retirement Savings Trust (the "Trust")

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     Not applicable.
          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Marine Midland Bank is a state-chartered bank organized under the laws of the State of New York.

  NUMBER OF    5.  SOLE VOTING POWER

   SHARES                0

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               3,099,320

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 3,099,320

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,099,320

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     22.5% of 13,754,043 shares of Common Stock outstanding as of December 28, 1997

12.  TYPE OF REPORTING PERSON *
          BK and EP

*The filing of this Statement on Schedule 13G is made by Marine Midland Bank, as independent fiduciary (the "Independent Fiduciary") of the Source Services Corporation 401(k) and Profit Sharing Retirement Savings Trust (the "Trust," or the "Plan") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or the Independent Fiduciary beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Independent Fiduciary. In this connection, the Trust and the Independent Fiduciary disclaim beneficial ownership of the securities covered by this Statement.



Item 1(a) NAME OF ISSUER:

          Source Services Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          5580 LBJ Freeway
          Suite 300
          Dallas, Texas 75240

Item 2(a) NAME OF PERSON FILING:

          Marine Midland Bank as Independent Fiduciary of the Source Services Corporation 401(k) and Profit Sharing Retirement Savings Trust

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          c/o Marine Midland Bank
          140 Broadway
          New York, New York 10005
          Attention:  Stephen J. Hartman, Jr.

Item 2(c) CITIZENSHIP:

          The Trust has been organized under the laws of the State of Texas. The Independent Fiduciary is a state chartered bank organized under the laws of the State of New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.02 par value.

Item 2(d) CUSIP NUMBER:

          836162107

Item 3    If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
          (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [X]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
          78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ]  An investment adviser in accordance with 240.13d-
          1(b)(1)(ii)(E);

          (f) [X] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to 240.13d-1(c), check this box.
          [ ]

Item 4    OWNERSHIP

          (a)  Amount Beneficially Owned:  3,099,320

          (b)  Percent of Class:  22.5%

          (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                                  0

            (ii)   shared power to vote or to direct the vote:

                               3,099,320(1)

           (iii)   sole power to dispose or direct the disposition of:

                                   0

            (iv)   shared power to dispose or direct the disposition of:

                              3,099,320(1)

(1) All 3,099,320 shares of Common Stock reported herein are held in the Trust established in conjunction with the Issuer's 401(k) and Profit Sharing Retirement Savings Plan (the "Plan"). Under the Plan, the Trustee votes all allocated shares of Common Stock in the Plan in accordance with the voting instructions received from participants. The Trustee votes all shares for which voting instructions are not received as directed by the Marine Midland Bank as an Independent Fiduciary, provided such action is consistent with ERISA. The Plan and Trust provide that the Trustee shall hold Company stock until directed by the Committee to sell it.

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Participants of the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATIONS:

     Certification pursuant to Rule 13d-(b)


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     Certification pursuant to Rule 13d-1(c)

          Not applicable.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 16, 1998



                              Marine Midland Bank (not in its individual or corporate capacity but solely as Independent Fiduciary)


                              /s/ Stephen J. Hartman, Jr.
                              Stephen J. Hartman, Jr.
                              Senior Vice President